Exhibit 99.1

Akanda Corp. Announces Closing of the Sale of RPK

London, April 11, 2024 – on April 1 2024, Akanda Corp. ("Akanda" or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, Akanda Corp. completed the transaction with Somai Pharmaceuticals Ltd. (the “Buyer”) for the sale of RPK, its indirect wholly-owned Portuguese subsidiary.

Pursuant to the provisions set forth in the definitive share purchase agreement, the cash purchase price is Two Million United States Dollars (USD $2,000,000). In addition SOMAÍ is assuming up to One Millions Euros of current liabilities and RPK’s debt with the senior secured lender Bank, Caixa Agricola. In total the Buyer is assuming approximately 4,000,000 Euros of debt. In accordance with the terms of the proposed transaction, a deposit amounting to Five Hundred Thousand United States Dollars (USD $500,000) was released from a joint escrow account and the remainder of the purchase price was paid directly to the Company.

Akanda Corp. is now in a stronger financial position and will continue to strengthen its presence in the global cannabis market through its wholly-owned United Kingdom (UK) subsidiary, Canmart. Canmart is a licensed importer and distributor of Cannabis-Based Products for Medicinal use (CBPMs) in the UK. and provides third party and specialist import and distribution services for Schedule 2 products including CBPM's. Canmart continues to work further with premium product suppliers to bring safe, effective and required products to market that patients demand, and working with existing and new clinical cannabis operations in the UK to provide third party products. Beyond its operations in the UK, Akanda is also developing the Gabriola Green Project in British Columbia, Canada. This farming property is set to host facilities for the production of tetrahydrocannabinol (THC) and cannabinoid (CBD) products, reflecting the Company's commitment to expanding its footprint and advancing its projects across both Europe and North America. The Company has initiated the regulatory framework to begin CBD cultivation with a future outlook towards THC.

Interim CEO and Executive Director, Katie Field commented, “Akanda is in a strong position to execute a new sustainable strategic direction. The company is in a better cash position and has eliminated most of its debt. We are looking forward to the Company’s anticipated growth.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company's securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda's portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company's seed-to-patient supply chain also includes partnerships Cellen Life Sciences' Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop tetrahydrocannabinol (THC) and cannabinoid (CBD) facilities at this site.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

About SOMAÍ

SOMAÍ Pharmaceuticals is a leading EU-GMP European pharmaceutical and biotech company with a global footprint of distribution for the largest and most advanced EU GMP-certified cannabinoid-containing pharmaceuticals portfolio.

At SOMAÍ, we are building a leading global brand with the most robust pipeline of innovative cannabis-based therapeutics. We envision a world where people live a healthy lifestyle empowered by natural cannabis medicine.

SOMAÍ owns a state-of-art manufacturing facility and indoor cultivation in Lisbon Portugal, and has global sales teams in the largest medical cannabis markets. We are continuing to make acquisitions and global brand partnerships that make us one of the few vertically integrated companies in the EU, able to cater to the diverse needs of fast-growing European cannabis markets. For more information, please visit SOMAÍ's website.

Contact Information:

SOMAÍ Pharmaceuticals
Media Contact: hello@somaipharma.eu
Website: somaipharma.eu

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved" and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.